
Market Linked Securities – Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside Principal at Risk Securities Linked to a Basket of Three Exchange-Traded Funds due September 8, 2020

Term Sheet to Pricing Supplement dated August 31, 2016

Summary of Terms

Issuer	The Toronto-Dominion Bank ("TD")
Term	Approximately 4 years
Basket	An unequally-weighted basket (the "Basket") of three exchange-traded funds (the "Basket Components") described to the right.
Pricing Date	August 31, 2016
Issue Date	September 6, 2016
Principal Amount	$1,000 per Security
Issue Price	$1,000 except that certain investors that purchase for certain fee based advisory accounts may purchase for not less than $968.50
Payment at Maturity	See "How the Payment at Maturity is Calculated" on page 3
Maturity Date	September 8, 2020
Initial Component Price	$217.44 with respect to the SPY, $123.22 with respect to the IWM, $285.08 with respect to the MDY, each of which was its closing price on the Pricing Date
Final Component Price	The closing price of a Basket Component on the Valuation Date (see also the accompanying pricing supplement)
Basket Component Return	With respect to each Basket Component, (Final Component Price – Initial Component Price) / Initial Component Price, expressed as a percentage
Initial Level	100
Final Level	100 × [1 + (the sum of the products of the Basket Component Return for each Basket Component multiplied by its Component Weight)]
Percentage Change	(Final Level – Initial Level) / Initial Level, expressed as a percentage
Maximum Redemption Amount	140% of the Principal Amount of the Securities ($1,400 per $1,000 Principal Amount of the Securities)
Buffer Level	90, which is 90% of the Initial Level
Buffer Percentage	10%
Leverage Factor	150%
Valuation Date	August 31, 2020
Calculation Agent	TD
Minimum Investment	$1,000 and minimum denominations of $1,000 in excess thereof
Agents	TD Securities (USA) LLC and Wells Fargo Securities, LLC
Underwriting Discount and Commission	3.15% to Agents, of which dealers, including Wells Fargo Advisors, LLC ("WFA"), may receive a selling concession of up to 2.25% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	89114QXE3/US89114QXE33

Investment Description

- Linked to a Basket of Three Exchange-Traded Funds due September 8, 2020

  - The Basket will consists of three exchange-traded funds (each, a "Basket Component"): the SPDR® S&P 500® ETF Trust (the "SPY") (60%), the iShares® Russell 2000 ETF (the "IWM") (20%) and the SPDR® S&P MidCap 400® ETF Trust (the "MDY") (20%).

- Unlike ordinary debt securities, the Securities do not pay interest or repay a fixed amount of principal at maturity. Instead, the Securities provide for a Payment at Maturity that may be greater than, equal to or less than the Principal Amount of the Securities, depending on the performance of the Basket from the Initial Level to the Final Level.

  The Payment at Maturity will reflect the following terms:

  o **If the level of the Basket increases:**

  You will receive the Principal Amount plus 150% participation in the upside performance of the Basket, subject to the Maximum Redemption Amount of 140% of the Principal Amount of the Securities

  o **If the level of the Basket is flat or decreases but the decrease is not more than 10%:**

  You will be repaid the Principal Amount

  o **If the level of the Basket decreases by more than 10%:**

  You will receive less than the Principal Amount and will have 1-to-1 downside exposure to the decrease in the level of the Basket in excess of 10%

- Investors may lose up to 90% of the Principal Amount

- Any payments on the Securities are subject to TD's credit risk

- You will have no right to the Basket Component or any securities tracked by the Basket Components

- No periodic interest payments or dividends

- No exchange listing; designed to be held to maturity

Our estimated value of the Securities on the Pricing Date is $956.80 per Security, which is less than the public offering price of the Securities. See "Additional Information Regarding Our Estimated Value of the Securities" beginning on page P-32 of the accompanying pricing supplement.

The Securities have complex features and investing in the Securities involves a number of risks. See "Additional Risk Factors" on page P-7 of the accompanying pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-ES-ETF-1 dated July 8, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Investors should carefully review the accompanying pricing supplement, product prospectus supplement and prospectus before making a decision to invest in the Securities.

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

As used in this introductory term sheet, "we," "us," or "our" refers to The Toronto-Dominion Bank.

Hypothetical Payout Profile

The profile to the right is based on the Maximum Redemption Amount of 140.00% or $1,400.00 per $1,000 Principal Amount, the Leverage Factor of 150% and the Buffer Level equal to 90% of the Initial Level.

This graph has been prepared for illustrative purposes only. Your actual return will depend on the actual Percentage Change, the actual Maximum Redemption Amount, and whether you hold your Securities to maturity.

*The graph to the right represents a hypothetical payout profile for the Securities. The 45 degree dotted line represents the hypothetical percentage change of the Basket and the solid line represents the hypothetical return on the Securities for a given percentage change in the Basket.



Hypothetical returns

Hypothetical Final Level	Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Securities[1] (%)
200.00	10.00%	$1,400.00	40.00%
175.00	75.00%	$1,400.00	40.00%
150.00	50.00%	$1,400.00	40.00%
140.00	40.00%	$1,400.00	40.00%
130.00	30.00%	$1,400.00	40.00%
126.67	26.67%	$1,400.00	40.00%
120.00	20.00%	$1,300.00	30.00%
110.00	10.00%	$1,150.00	15.00%
105.00	5.00%	$1,075.00	7.50%
100.00	0.00%	$1,000.00	0.00%
97.50	-2.50%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$950.00	-5.00%
80.00	-20.00%	$900.00	-10.00%
70.00	-30.00%	$800.00	-20.00%
60.00	-40.00%	$700.00	-30.00%
50.00	-50.00%	$600.00	-40.00%
25.00	-75.00%	$350.00	-65.00%
0.00	-100.00%	$100.00	-90.00%

[1] The "return" as used in this introductory term sheet is the number, expressed as a percentage, that results from comparing the difference between the Payment at Maturity per $1,000 Principal Amount and $1,000.
[2] The Initial Level will be set to 100 on the Pricing Date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual Payment at Maturity will depend on the actual Final Level and Maximum Redemption Amount.

* These calculations are hypothetical and should not be taken as an indication of the future performance of the Basket Components or the Basket as measured from the actual Pricing Date. We cannot give you assurance that the performance of the Basket Components will result in a positive Percentage Change, or any positive return on your initial investment.

How the Payment at Maturity is Calculated

The Payment at Maturity will be determined as follows:

- If the Percentage Change is **positive**, then the investor will receive an amount per Security equal to the lesser of:

    (i)   Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and

    (ii) the Maximum Redemption Amount.

- If the Percentage Change is **less than or equal to 0% but greater than or equal to -10%**, then the investor will receive an amount per Security equal to the Principal Amount.

- If the Percentage Change is **less than -10%**, then the investor will receive less than the Principal Amount per Security, calculated using the following formula:

    Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

    If the Final Level is less than Buffer Level, the investor will receive less, and possibly 90% less, than the Principal Amount of the Securities at maturity.

Hypothetical Values of the Basket*



* While actual historical information on the Basket does not exist before the Pricing Date, the graph above sets forth the hypothetical daily performance of the Basket from January 2, 2008 through August 31, 2016. The graph is based upon actual daily historical closing prices of the Basket Components and a hypothetical Basket level of 100.00 as of January 2, 2008. The dotted line presents the Buffer Level of 90.00, which is equal to 90% of the Initial Level of 100.

We obtained the information regarding the historical performance of the Basket Components used in calculating the graph above from Bloomberg® Professional Service ("Bloomberg").

We have not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The hypothetical performance of the Basket should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Basket. Additionally, the hypothetical examples above reflect the performance of the hypothetical Basket. We cannot give you assurance that the performance of the Basket will result in any positive return on your initial investment.

We have filed a registration statement (including a prospectus), a product prospectus supplement and a pricing supplement with the SEC for the offering to which this free writing prospectus relates. You should read the prospectus in that registration statement and other documents that we have filed with the SEC for more complete information about us and this offering. You may get those documents for free by visiting EDGAR on the SEC website www.sec.gov. Alternatively, we, TD Securities (USA) LLC or Wells Fargo Securities will arrange to send you the prospectus if you request it by calling toll-free at 1-855-303-3234.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Additional Risk Factors" section in the accompanying preliminary pricing supplement, the "Additional Risk Factors Specific to the Notes" section in the product prospectus supplement and the "Risk Factors" section in the prospectus. Please review those risk disclosures carefully.

- Principal at Risk. Investors in the Securities could lose a substantial portion of their Principal Amount if there is a decline in the level of the Basket by more than the Buffer Percentage. You will lose 1% of the Principal Amount of your Securities for each 1% that the Final Level is less than the Initial Level by more than the Buffer Percentage and you may lose up to 90% of your Principal Amount.
- The Securities Do Not Pay Interest and Your Return on the Securities May Be Lower Than the Return on a Conventional Debt Security of Comparable Maturity.
- Your Potential Return on the Securities Will Be Limited by the Maximum Redemption Amount and May Be Less Than the Return on a Direct Investment In the Basket Components.
- Changes in the Prices of the Basket Components May Offset Each Other.
- Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Securities.
- The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.
- There May Not Be an Active Trading Market for the Securities — Sales in the Secondary Market May Result in Significant Losses.
- If the Level of the Basket Changes, the Market Value of Your Securities May Not Change in the Same Manner.
- The Payment at Maturity Is Not Linked to the Prices of the Basket Components at Any Time Other than the Valuation Date.
- You Will Not Have Any Rights to the Basket Components or the Securities Held by the Basket Components.
- The Performance and Market Value of a Basket Component During Periods of Market Volatility May Not Correlate With the Performance of Its Applicable Underlying Index as Well as the Net Asset Value per Share of Such Basket Component.
- The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors.
- As of the Date of this Pricing Supplement, There is No History for the Closing Levels of the Basket.
- Hypothetical Past Basket Performance is No Guide to Future Performance.
- There Are Potential Conflicts of Interest Between You and the Calculation Agent.
- An Investment in the Securities Is Subject to Risks Associated with Small- and Mid- Capitalization Stocks
- Changes That Affect the Underlying Indices Will Affect the Market Value of the Securities and the Amount You Will Receive at Maturity.
- Adjustments to the Basket Components Could Adversely Affect the Securities.
- We Have No Affiliation with the Index Sponsors or the Investment Advisors and Will Not Be Responsible for Any Actions Taken by the Index Sponsors or the Investment Advisors.
- We and Our Affiliates Do Not Have Any Affiliation with the Index Sponsors or the Investment Advisors and Are Not Responsible for Their Public Disclosure of Information.
- Each Basket Component and its Underlying Index Are Different and the Performance of a Basket Component May Not Correlate With That of Its Applicable Underlying Index.
- The Price of each Basket Component May Not Completely Track its Net Asset Value.
- The Estimated Value of Your Securities Is Lower Than the Public Offering Price of Your Securities.
- The Estimated Value of Your Securities Is Based on Our Internal Funding Rate.
- The Estimated Value of the Securities Is Based on Our Internal Pricing Models and Pricing Models of Third Parties, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.
- The Estimated Value of Your Securities Is Not a Prediction of the Prices at Which You May Sell Your Securities in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Public Offering Price of Your Securities and May Be Lower Than the Estimated Value of Your Securities.
- The Temporary Price at Which We May Initially Buy the Securities in the Secondary Market May Not Be Indicative of Future Prices of Your Securities.
- The Valuation Date and Therefore the Maturity Date May be Postponed In the Case of a Market Disruption Event.
- The Antidilution Adjustments That the Calculation Agent Is Required to Make Do Not Cover Every Event That Could Affect the Basket Components.
- Significant Aspects of the Tax Treatment of the Securities Are Uncertain.

TD SECURITIES (USA) LLC   WELLS FARGO SECURITIES, LLC